SEC
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MAR 04 2014

Washington, DC
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SECURITI ‖‖‖‖‖‖‖ 14049247 ‖



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67537

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING __01 | 01 | 2013__ AND ENDING __12 | 31 | 2013__

                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CYPRESS ALTS LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

3924 BROOKFIELD AVENUE

                                 (No. and Street)

LOUISVILLE   KY   40207

     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT __724-935-6787__
     PETER J. STANBERT

                                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CRAIG M. HARBSMEIER, PSC

                               (Name – *if individual, state last, first, middle name*)

2305 HURSTBOURNE VILLAGE DR.
SUITE 700   LOUISVILLE   KY   40299

    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

                                                                           3/20/14

OATH OR AFFIRMATION

I, **M. Scott Robinson** , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Cypress Arts LLC , as

of **December 31** , 20 **13** , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

                                                        Signature

                                                        CEO
                                                        Title

Sharm & Embury-Abbaty
Notary Public Commission Expires: 8/3/2014

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*__**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).__*

Financial Statements

CYPRESS ALTS LLC

December 31, 2013 and 2012

CYPRESS ALTS LLC

Table of Contents

December 31, 2013 and 2012

Harbsmeier & Company, PSC
Certified Public Accountants & Consultants

INDEPENDENT AUDITOR'S REPORT

To the Members
Cypress Alts LLC

We have audited the accompanying balance sheets of Cypress Alts, LLC (a partnership) as of December 31, 2013 and 2012 and the related statements of operations, changes in members' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cypress Alts, LLC as of December 31, 2013 and 2012 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information, included on page 11, is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

[signature], PSC

Louisville, Kentucky
February 20, 2014

2305 Hurstbourne Village Dr., Suite 700 • Louisville, Kentucky 40299 • Bus: (502) 491-4004 • Fax: (502) 657-1939

CYPRESS ALTS LLC

STATEMENTS OF FINANCIAL CONDITION

	December 31	
	2013	2012
ASSETS		
Cash and cash equivalents	$ 10,106	$ 14,486
Regulatory fee receivable	1,235	-
Prepaid expense	1,179	1,625
Deposit with FINRA	100	436
	$ 12,620	$ 16,547

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Accounts Payable	$ 370	$ 493
Other accrued liabilities	2,700	5,150
	3,070	5,643

Commitments, contingencies and guarantees	..	-

Members' Equity	9,550	10,904
	$ 12,620	$ 16,547

See accompanying independent auditor's report
and notes to financial statements

CYPRESS ALTS LLC

STATEMENTS OF OPERATIONS

| | For the Years Ended December 31 | |
	2013	2012
Revenues		
Commissions	$ 12,407	$ 12,725
Miscellaneous income	1,235	-
	13,642	12,725
Operating Expenses		
Regulatory and compliance fees	15,818	12,773
Legal and accounting fees	4,500	6,250
Travel and entertainment	3,595	2,254
Utilities and telephone	2,257	2,327
Office supplies and postage	1,813	1,885
Miscellaneous	1,338	1,045
Rent	-	600
Taxes and Licenses	175	190
	29,496	27,324
Net Loss	$ (15,854)	$ (14,599)

See accompanying independent auditor's report
and notes to financial statements

CYPRESS ALTS LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the Years Ended December 31, 2013 and 2012

Balance, December 31, 2011	$	14,503
Contributed Capital		11,000
Net loss		(14,599)
Balance, December 31, 2012		10,904
Contributed Capital		14,500
Net loss		(15,854)
Balance, December 31, 2013	$	9,550

CYPRESS ALTS LLC

STATEMENTS OF CASH FLOWS

| | For the Years Ended December 31 | |
	2013	2012
Cash Flows From Operating Activities		
Net loss	$ (15,854)	$ (14,599)
Adjustments to reconcile net income to		
net cash provided by operating activities		
Changes in assets and liabilities		
Regulatory fee receivable	(1,235)	--
Prepaid expenses and other	782	(261)
Accounts Payable	(123)	62
Other accrued liabilities	(2,450)	(450)
	(3,026)	(649)
Net cash used for operating activities	(18,880)	(15,248)
Cash Flows From Financing Activities		
Contributions from members	14,500	11,000
(Decrease) Increase in Cash	(4,380)	(4,248)
Cash, beginning of year	14,486	18,734
Cash, end of year	$ 10,106	$ 14,486

See accompanying independent auditor's report
and notes to financial statements

CYPRESS ALTS LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE A--COMPANY ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Cypress Alts LLC (the Company) is presented to assist in understanding the Company's Financial Statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to accounting principles generally accepted in the United States and have been consistently applied in the preparation of the Financial Statements.

Nature of Operations: Cypress Alts LLC ("the company") was formed in November 2006 in the State of Kentucky as a limited liability company, in which Cypress Holdings, LLC has a majority ownership. The Company operates as a broker-dealer registered with Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates as an introducing broker-dealer that is involved in the private placement of securities to accredited high-net-worth individuals and institutions. Cypress Alts LLC also offers mutual funds and unit investment trust on an application way basis to smaller investors. The Company does not market in any securities and will not enter into contractual commitments, such as underwritings or other securities related activities.

The summary of significant accounting policies followed by the Company follows:

Statement of Cash Flows: For purposes of this statement, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. No cash was paid for interest for the years ended December 31, 2013 and 2012. For the years ended December 31, 2012 and 2013, no amounts were paid for income taxes.

Revenue Recognition: The Company receives commissions for referring potential investors to funds and investment management firms and records the related revenue on a trade date basis. In addition, the Company earns monthly retainer fees which are non-refundable. These retainers are reported as income in the period earned. For the years ended December 31, 2013 and 2012, no retainer fees were earned.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates and such differences could have a material adverse effect on the Company's financial condition, results of operations and cash flows.

Income Taxes: The Company has elected, by consent of its members, to be taxed as a partnership under the provisions of the Internal Revenue Code. The members of a partnership are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

The Company's federal and state income tax returns are subject to possible examination by taxing authorities until the expiration of the related statutes of limitations. Generally, the federal income tax return has a 3-year statute of limitations and the state income tax return has a 4-year statute of limitations.

Subsequent Events: Management has evaluated subsequent events through the date that the financial statements were issued, which was February 20, 2014.

CYPRESS ALTS LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE B--NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $7,036 which was $2,036 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was 0.44 to 1.0. There are no material differences between the amounts reported in Schedule I and the corresponding amounts reported in the Company's unaudited December 31, 2013 Form X-17a-5 Part IIA filing on January 23, 2014.

NOTE C--REGULATIONS

The Company is registered as a broker-dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as FINRA, which had been designated by the SEC as the Company's primary regulator.

These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

NOTE D--CUSTOMER PROTECTION RULE

The company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control has not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

The company is exempt from SEC rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

CYPRESS ALTS LLC

NOTES TO FINANCIAL STATEMENTS--CONTINUED

December 31, 2013 and 2012

NOTE E--COMMITMENTS AND CONTIGENCIES

Operating Leases: The Company leased office space under an operating lease for $600 per month in the prior year. There was an agreement between the two parties that ended in January 2012. Total rent paid during 2012 was $600 (none in 2013).

NOTE F--CONCENTRATIONS OF CREDIT RISK

The Company receives its commission and fee income from customer transactions in accordance with the provisions specified in the contractual arrangements. Such provisions provide for timely payments of this income to the Company. At December 31, 2013 and 2012, the company has several contractual arrangements for commissions and fees and the income earned was concentrated in these agreements. These agreements are in force until terminated by either party with 30 to 60 day prior notice. Any termination or amendment of these agreements could have a significant impact on the Company's operations. During 2013 and 2012, fee income was earned under these agreements of $12,407 and $12,725, respectively.

The Company and its affiliates are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterpart.

NOTE G—INDEMNIFICATIONS

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

SUPPLEMENTARY INFORMATION

Harbsmeier & Company, PSC
Certified Public Accountants & Consultants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5(G)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

To the Members
Cypress Alts LLC

In planning and performing our audits of the financial statements of Cypress Alts LLC, (the Company) as of and for the years ended December 31, 2013 and 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under the rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2305 Hurstbourne Village Dr., Suite 700 • Louisville, Kentucky 40299 • Bus: (502) 491-4004 • Fax: (502) 657-1939

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency of internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's Objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath, PSC

Louisville, KY
February 20, 2014

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

CYPRESS ALTS LLC

As of December 31, 2013

NET CAPITAL

Total Members' Equity Qualified for Net Capital	$	9,550
Deductions and/or charges:		
Prepaid expenses		2,514
Net Capital	$	7,036
Aggregate indebtedness		
Other accounts payable and accrued expenses	$	3,070
Ratio: Aggregate indebtedness to net capital		43.6%

There are no differences between the amounts reported in Schedule I and the corresponding amounts reported in the Company's unaudited December 31, 2013 Form X-17a-5 Part IIA filing on January 23, 2014.